SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of March, 2011

Commission File Number 1-14948

Toyota Motor Corporation
(Translation of Registrant’s Name Into English)

1, Toyota-cho, Toyota City,
Aichi Prefecture 471-8571,
Japan
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Explanatory Note:

This amendment corrects the titles of Nobuyori Kodaira, Akira Okabe, Shinzo Kobuki, Akira Sasaki, Mamoru Furuhashi, Iwao Nihashi, Tadashi Yamashina, Takahiko Ijichi, Tetsuo Agata, Masamoto Maekawa, Yasumori Ihara, Takahiro Iwase, Yoshimasa Ishii, Takeshi Shirane and Mitsuhisa Kato in the section entitled “3. Executives (Effective April 1, 2011)” of Exhibit 99.2 to the Form 6-K furnished by Toyota Motor Corporation on March 9, 2011.  The correct titles are indicated below.  No other changes have been made to the Form 6-K furnished on March 9, 2011.

3. Executives (Effective April 1, 2011)

1) Board of Directors
Name	Title
Fujio Cho	Chairman and representative director
Katsuaki Watanabe	Vice chairman and representative director
Kazuo Okamoto	Vice chairman and representative director
Akio Toyoda	President and representative director
Takeshi Uchiyamada	Executive vice president and representative director
Yukitoshi Funo	Executive vice president and representative director
Atsushi Niimi	Executive vice president and representative director
Shinichi Sasaki	Executive vice president and representative director
Yoichiro Ichimaru	Executive vice president and representative director
Satoshi Ozawa	Executive vice president and representative director
Nobuyori Kodaira	Senior managing director
Akira Okabe	Senior managing director
Shinzo Kobuki	Senior managing director
Akira Sasaki	Senior managing director
Mamoru Furuhashi	Senior managing director
Iwao Nihashi	Senior managing director
Tadashi Yamashina	Senior managing director
Takahiko Ijichi	Senior managing director
Tetsuo Agata	Senior managing director
Masamoto Maekawa	Senior managing director
Yasumori Ihara	Senior managing director
Takahiro Iwase	Senior managing director
Yoshimasa Ishii	Senior managing director
Takeshi Shirane	Senior managing director
Mitsuhisa Kato	Senior managing director
Yoshimi Inaba	Director
Nampachi Hayashi	Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Toyota Motor Corporation

By:	/s/ Naoki Kojima
	Name:	Naoki Kojima
	Title:	General Manager of
Accounting Division

Date:  March 14, 2011